UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045103

(CUSIP Number)

Apax Partners Europe Managers Ltd.

33 Jermyn Street

London, England SW1Y 6DN, United Kingdom

44 20 7872 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Apax Partners Europe Managers Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Apax Europe VI GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,168,565

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,168,565

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,168,565

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements that certain Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2006 (the “Original 13D”) by Apax Partners Europe Managers Ltd. (“Apax Europe Managers”) and Apax Europe VI GP Co. Limited (“Apax Europe VI GP” and, together with Apax Europe Managers, the “Reporting Persons”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on November 27, 2009 (“Amendment No. 1”, and together with the Original 13D and this Amendment No. 2, the “Schedule 13D”).

This Amendment No. 2 is being filed to report the termination of the discretionary investment management arrangement with Apax Europe Managers and to report that the Reporting Persons are no longer beneficial owners of 5% or more of the Class A Shares.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.  The information contained on the cover pages to this Amendment No. 2 is incorporated herein by reference.

Item 1.                          Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

The securities to which this statement on Schedule 13D relates are the Class A Common Stock, par value $0.08 per share (the “Class A Shares”) and the Class B Common Stock, par value $0.08 per share (the “Class B Shares” and, together with the Class A Shares, the “CME Shares”), of Central European Media Enterprises Ltd., a Bermuda limited corporation (the “Issuer”), with principal executive offices at O’Hara House, 3 Bermudiana Road, Hamilton, Bermuda.

Item 2.                          Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This statement is being filed by Apax Europe Managers and Apax Europe VI GP.(1)

Apax Europe Managers is a company organized under the laws of England the purpose of which is to serve as the discretionary investment manager of various private equity funds. Apax Europe VI GP is a Guernsey company the purpose of which is to act as the general partner of Apax Europe VI GP, L.P. Inc. (the “General Partner of the Europe VI Funds”). The General Partner of the Europe VI Funds is a Guernsey entity the purpose of which is to act as the general partner of certain private equity funds, including Apax Europe VI-A, L.P., an English limited partnership (“Apax Europe VI-A”) and Apax Europe VI-1, L.P., an English limited partnership (together with Apax Europe VI-A, the “Europe VI Funds”). The principal business address of Apax Europe Managers is 33 Jermyn Street, London, England SW1Y 6DN, United Kingdom. The principal business address of each of Apax Europe VI GP, the General Partner of the Europe VI Funds and the Europe VI Funds is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, GY1 2HJ Guernsey.

Apax Europe Managers owns all of the issued share capital of APAX WW Nominees Ltd. (“Apax WW Nominees”), a corporation organized under the laws of England, and APAX WW No.2 Nominees Ltd. (“Apax WW No. 2 Nominees”), a corporation organized under the laws of England. Apax WW Nominees and Apax WW No. 2 Nominees are the registered owners of 100 percent of the issued share capital of Adele (Guernsey) GP Limited (“Adele GP”) and Apax Europe VI-A and Apax Europe VI-1 are collectively the beneficial owner of 100 percent of Adele GP. Adele GP is a corporation organized under the laws of Guernsey for the purpose of acting as the general partner of Adele (Guernsey) L.P. (“Adele LP” and, together with Adele GP, Apax WW Nominees and Apax WW No. 2 Nominees, the “Registered Owners”). Adele LP is a limited partnership organized under the laws of Guernsey for the purpose of holding long term investments. The principal business address of Apax WW Nominees and Apax WW No. 2 Nominees is 33 Jermyn Street, London, England SW1Y 6DN, United Kingdom. The principal business address of Adele GP and Adele LP is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, GY1 2HJ Guernsey.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Europe Managers and Apax Europe VI GP are set forth in Schedule A and Schedule B, respectively, and are incorporated herein by reference.

During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Registered Owners, the Europe VI Funds or persons listed on Schedules A and B hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

(1) Neither the present filing nor anything contained herein will be construed for admission that any Reporting Person constitutes “person” for any purpose other than for compliance with Section 13(d) of the Act.

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.                          Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b)

As of January 1, 2014, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Act, Apax Europe Managers is deemed to beneficially own 0 Class A Shares, representing 0% of the outstanding Class A Shares of the Issuer, and Apax Europe VI GP is deemed to beneficially own 3,168,565 Class A Shares, representing approximately 2.4% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 134,494,810 Class A Shares outstanding as of October 25, 2013 (as provided in the Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed by the Issuer on October 30, 2013).

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, the Registered Owners, Europe VI Funds or persons listed on Schedules A and B hereto beneficially owns any Class A Shares other than as set forth herein. Each of the Reporting Persons disclaims beneficial ownership of the Class A Shares, except to the extent of its pecuniary interest in such Class A Shares.

(c)

Except as described herein, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any of the Registered Owners, Europe VI Funds or any other person listed on Schedule A and Schedule B hereto, during the past 60 days.

(d)

Except for the parties to the Partnership Agreement that may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e)

As of January 1, 2014, in connection with the termination of the investment management arrangement with Apax Europe Managers, Apax Europe Managers no longer beneficially owns any Class A Shares.

Apax Europe VI GP is no longer the beneficial owner of more than 5% of the Class A Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2014

APAX PARTNERS EUROPE MANAGERS LTD

	By:	/s/ Martin Halusa
	Name:	Martin Halusa
	Title:	Director

	By:	/s/ Ralf Gruss
	Name:	Ralf Gruss
	Title:	Company Secretary

APAX EUROPE VI GP CO. LIMITED

	By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

SCHEDULE A

The name, title and present principal occupation of each director of Apax Partners Europe Managers Ltd. (“Apax Europe Managers”) are set forth below. There are no executive officers of Apax Europe Managers.

The principal business address of each director of Apax Europe Managers is 33 Jermyn Street, London, England SW1Y 6DN, United Kingdom. Each director of Apax Europe Managers is a citizen of the United Kingdom.

Name	Title	Principal Occupation
Nico Hansen	Director	Member of Apax Partners LLP
Michael Robert Phillips	Director	Member of Apax Partners LLP
Martin Charles Halusa	Director	Member of Apax Partners LLP

SCHEDULE B

The name, title and present principal occupation of each director of Apax Europe VI GP Co. Limited (the "Apax Europe VI GP") are set forth below.

The principal business address of each director of Apax Europe VI GP, is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, GY1 2HJ Guernsey

Name	Title	Principal Occupation
Arthur Jeremy Arnold	Director	Non-executive Director
Simon Bernard Cresswell	Director	Member of Apax Partners LLP
Andrew William Guille	Director	Director of Apax Partners Guernsey Limited
Gordon Purvis	Director	Director of Apax Partners Guernsey Limited
David Payne Staples	Director	Non-executive Director